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WRITER’S DIRECT LINE

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ccreely@foley.com

July 27, 2021

Via EDGAR

United States Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction Washington, DC 20549

Re:    GENERATION INCOME PROPERTIES, INC.

Amendment No. 7 to Form S-11

Filed July 9, 2021

File No. 333-235707

Dear Sir or Madam:

On behalf of Generation Income Properties, Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission set forth in your letter to David Sobelman, the Company’s President and Chairman of the Board, dated July 20, 2021. Your comments are reproduced below in bold, followed in each case by our response on behalf of the Company.

1.

We partially reissue comment 2. Please explain the reference in the overallotment to issuing additional common stock and/or warrants rather than units and reconcile with the fee table, which reflects the overallotment in calculating the maximum aggregate offering price for the units.

Response: Please be advised that the offering has been modified to provide that the units will now trade as a separate class of security for 30 days after the closing of the offering, after which the shares and warrants will trade separately. The overallotment option has been correspondingly modified to be exercisable for additional units (rather than for additional common stock and/or warrants).

AUSTIN BOSTON CHICAGO DALLAS DENVER	DETROIT HOUSTON JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

July 27, 2021

2.

We note that Exhibit 5.1 was revised in response to comment 4 to opine that the units will be validly issued, fully paid and non-assessable. However, these units are contractual obligations, and therefore counsel should opine as to whether the units are binding obligations of the company. For guidance see Staff Legal Bulletin No. 19.II.B.1.f. Please revise the opinion accordingly.

Response: Exhibit 5.1 has been revised and re-filed to include to provide the additional opinion regarding the units.

*****

If you should have any additional questions, please contact me at 813.225.4122.

Best regards,

/s/ Curt P. Creely

Curt P. Creely